BY EDGAR

August 19, 2013

Mr. W. John Cash

Branch Chief

Division of Corporate Finance

U. S. Securities and Exchange Commission

Washington, D.C. 20549-4631

United States of America

Re:	Mechel OAO (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2012 (the “Form 20-F”) File No. 1-32328 Request for extension for filing response to letter dated August 13, 2013

Dear Mr. Cash:

We received the Staff’s comment letter dated August 13, 2013 commenting on the Annual Report on Form 20-F of Mechel OAO for the fiscal year ended December 31, 2012 (the “Comment Letter”) and requesting a response within 10 business days.

We would like to provide a comprehensive and detailed response to the Comment Letter, and need more time to compile the necessary information within the Mechel Group and prepare our response in a professional and accurate manner. Respectively, you are hereby kindly requested to grant us permission to extend the deadline for filing a response to the Comment Letter until September 20, 2013.

Should you have any questions or concerns, please do feel free to contact me directly.

Sincerely,

/s/ Evgeny V. Mikhel
Chief Executive Officer

Copies to:	Kevin Stertzel
Anne McConnell
Ken Schuler
Erin Jaskot

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com